SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

LIBERTY GLOBAL, INC.

(Name of Issuer)

Series A Common Stock, par value $0.01 per share

Series B Common Stock, par value $0.01 per share

(Title of Class of Securities)

Series A Common Stock:  530555101

Series B Common Stock:  530555200

(CUSIP Numbers)

John C. Malone

c/o Liberty Global, Inc.

12300 Liberty Boulevard

Englewood, Colorado 80112

(720) 875-5800

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 3, 2009

(Date of Events which Require Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 530555101 (Series A Common Stock) CUSIP No. 530555200 (Series B Common Stock)

1	Name of Reporting Person I.R.S. Identification Nos. of Above Persons (Entities Only) John C. Malone

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization U.S.

Number of Shares Beneficially Owned by Each Reporting Person	7	Sole Voting Power Series A: 1,260,961(1), (2), (3), (4), (5) Series B: 8,677,225(1), (2), (3), (4)

	8	Shared Voting Power Series A: 48,000(6) Series B: 110,148(6)

	9	Sole Dispositive Power Series A: 1,260,961(1), (2), (3), (4), (5) Series B: 8,677,225(1), (2), (3), (4)

	10	Shared Dispositive Power Series A: 48,000(6) Series B: 110,148(6)

11	Aggregate Amount Beneficially Owned by Each Reporting Person Series A: 1,308,961(1), (2), (3), (4), (5), (6) Series B: 8,787,373(1), (2), (3), (4), (6)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) Series A: 1.0%(7), (8) Series B: 93.8%(8)

14	Type of Reporting Person (See Instructions) IN

(1)    Includes 90,303 shares of Series A common stock and 204,566 shares of Series B common stock held by Mr. Malone’s wife, Mrs. Leslie Malone, as to which shares Mr. Malone disclaims beneficial ownership.

(2)    Includes 198 shares of Series A common stock held by a trust with respect to which Mr. Malone is the sole trustee and, with his wife, Leslie Malone, retains a unitrust interest in the trust.

(3)    Includes 23,705 shares of Series A common stock and 2,179,489 shares of Series B common stock that are subject to options which were exercisable as of, or will be exercisable within 60 days of, August 15, 2009.  Mr. Malone has the right to convert the options to purchase 610,927 shares of Series B common stock into options to purchase an equivalent number of shares of Series A common stock.

(4)    Includes 241,300 shares of Series A common stock and 78,299 shares of Series B common stock held by a trust with respect to which Mr. Malone is the sole trustee and holder of a unitrust interest in the trust.

(5)    Includes 905,435 shares of Series A common stock pledged to Bank of America in connection with a margin loan facility extended by Bank of America to Mr. Malone.

(6)    Includes 48,000 shares of Series A common stock and 110,148 shares of Series B common stock held by two trusts managed by an independent trustee, of which the beneficiaries are Mr. Malone’s adult children.  Mr. Malone has no pecuniary interest in the trusts, but he retains the right to substitute the assets held by the trusts.  Mr. Malone disclaims beneficial ownership of such shares.

(7)    Does not include shares of Series A common stock issuable upon (x) conversion of shares of Series B common stock owned by Mr. Malone, his wife or the trusts noted above, (y) conversion of shares of Series B Common Stock that may be acquired pursuant to stock options or (z) exercise of options to acquire shares of Series B common stock that were converted into options to acquire shares of Series A common stock by Mr. Malone; however, if such shares of Series A common stock were included, Mr. Malone would have sole voting and dispositive power over 10,096,334 shares of Series A common stock, and the percent of Series A common stock, as a series, represented by Mr. Malone’s beneficial ownership would be 7.2%, in each case subject to the relevant footnotes set forth herein.

(8)    Based upon 131,425,884 shares of Series A common stock and 7,191,210 shares of Series B common stock outstanding on July 31, 2009, based on the Issuer’s Form 10-Q for the quarter ending June 30, 2009.  Each share of Series B common stock is convertible, at the option of the holder, into one share of Series A common stock.  Each share of Series A common stock is entitled to one vote, whereas each share of Series B common stock is entitled to ten votes.  Accordingly, Mr. Malone may be deemed to beneficially own voting equity securities representing approximately 39.6% of the voting power with respect to the general election of directors of the Issuer, based on the outstanding shares noted above and calculated pursuant to Rule 13d-3 of the Exchange Act.  See Item 5.

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 4)

Statement of

JOHN C. MALONE

Pursuant to Section 13(d) of the Securities Exchange Act of 1934

in respect of

LIBERTY GLOBAL, INC.

This Amendment No. 4 to Schedule 13D (this “Amendment”) amends the Statement on Schedule 13D originally filed by John C. Malone (“Mr. Malone” or the “Reporting Person”), with the Securities and Exchange Commission (“SEC”) on June 17, 2004 (the “Original Statement”), as amended by Amendment No. 1 thereto filed with the SEC on July 14, 2004 (“Amendment No. 1”), Amendment No. 2 thereto filed with the SEC on January 18, 2005 (“Amendment No. 2”), Amendment No. 3 thereto filed with the SEC on June 27, 2005 (“Amendment No. 3”) and relates to the shares of (i) Series A common stock, par value $.01 per share, of Liberty Global, Inc., a Delaware corporation (the “Issuer”), and (ii) Series B common stock, par value $.01 per share, of the Issuer.  The Original Statement, Amendment No. 1, Amendment No. 2, Amendment No. 3 and this Amendment are collectively referred to as the “Statement.”

This Amendment is being filed to update Mr. Malone’s beneficial ownership of shares of Series A Common Stock and Series B Common Stock and to include in his beneficial ownership 48,000 shares of Series A Common Stock and 110,148 shares of Series B Common Stock held by two trusts (the “Trusts”) managed by an independent trustee, of which the beneficiaries are Mr. Malone’s adult children.  Mr. Malone has no pecuniary interest in the Trusts, but he retains the right to substitute the assets held by the Trusts.  Mr. Malone disclaims beneficial ownership of the shares of Common Stock held by the Trusts.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended and supplemented to include the following information:

Mr. Malone may be deemed the beneficial owner of shares of Common Stock owned by the Trusts because Mr. Malone, who is not the trustee of the trusts, has the right to substitute the assets held by the two trusts.  Mr. Malone disclaims beneficial ownership of the shares of Common Stock held by the Trusts.

Mr. Malone may determine to change his intentions with respect to the Issuer at any time in the future and may, for example, elect (i) to acquire additional shares of Common Stock of any class or series in open market or privately negotiated transactions or pursuant to the exercise of stock options or under other compensatory stock plans of the Issuer or (ii) to dispose of all or a portion of his holdings of shares of Common Stock.  In reaching any determination as to his future course of action, Mr. Malone will take into consideration various factors, such as the Issuer’s business and prospects, other developments concerning the Issuer, other business opportunities available to Mr. Malone, estate planning considerations and general economic and stock market conditions, including, but not limited to, the market price of the Common Stock.

Other than as provided herein, and except as contained in the agreements previously filed as exhibits to the Statement or as has been publicly announced by the Issuer, Mr. Malone does not have any plans or proposals that relate to or would result in any of the actions set forth in clauses (a) through (j) of Item 4.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

(a)  Mr. Malone beneficially owns (without giving effect to the conversion of Series B Common Stock shares into Series A Common Stock shares or the conversion of options to acquire shares of Series B Common Stock into options to acquire shares of Series A Common Stock) (i) 1,308,961 shares of Series A Common Stock (including (A) 90,303 shares held by his wife as to which he disclaims beneficial ownership, (B) 241,300 shares held by a trust with respect to which Mr. Malone is the sole trustee and holder of unitrust interest in the trust, (C) 198 shares held by a trust with respect to which Mr. Malone is the sole trustee and, with his wife, Leslie Malone, retains a unitrust interest in the trust, (D) 23,705 shares that may be acquired within 60 days of August 15, 2009 pursuant to stock options; and (E) 48,000 shares held by the Trusts), which represent approximately 1.0% of the outstanding shares of Series A Common Stock; and (ii) 8,787,373 shares of Series B Common Stock (including (A) 204,566 shares held by his wife as to which he disclaims beneficial ownership; (B) 78,299 held by a trust with respect to which Mr. Malone is the sole trustee and holder of unitrust ownership; (C) 2,179,489 shares that may be acquired within 60 days of August 15, 2009 pursuant to stock options; and (D) 110,148 shares held by the Trusts), which represent approximately 93.8% of the outstanding shares of Series B Common Stock.  The foregoing percentage interests are based on (1) 131,425,884 shares of Series A Common Stock and 7,191,210 shares of Series B Common Stock outstanding as of July 31, 2009 and (2) as required by Rule 13d-3 under the Exchange Act, the exercise of all rights to acquire shares of Common Stock held by Mr. Malone and exercisable within 60 days after August 15, 2009.  Accordingly, Mr. Malone may be deemed to beneficially own voting equity securities representing approximately 39.6% of the voting power with respect to the general election of directors of the Issuer.

(b)  Mr. Malone, and, to his knowledge, his wife each have the sole power to vote and to dispose of, or to direct the voting or disposition of, their respective shares of Common Stock.  The Trusts hold 48,000 shares of Series A Common Stock and 110,148 shares of Series B Common Stock, which Mr. Malone has no pecuniary interest in and disclaims beneficial ownership of.  To Mr. Malone’s knowledge, the Trusts have the sole power to vote and to dispose of, or to direct the voting or disposition of, the shares of Common Stock held by the Trusts.

(c)  Neither Mr. Malone nor, to his knowledge, his wife or the Trusts, has executed any transactions in respect of the Common Stock within the last sixty days.

(d)  Not Applicable.

(e)  Not Applicable.

Item 7.	Material to be Filed as Exhibits.
None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: September 3, 2009

/s/ John C. Malone
John C. Malone